UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Steven A. Museles Chief Legal Officer CapitalSource Inc. 4445 Willard Avenue, 12th Floor Chevy Chase, MD 20815 (301) 841-2700	James E. Showen, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2004

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ]

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2
SCHEDULE 13D

1.	Name of Reporting Person: Jason M. Fish		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,303,104

		8.	Shared Voting Power: 2,150,000

		9.	Sole Dispositive Power: 4,303,104

		10.	Shared Dispositive Power: 2,150,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,453,104

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14055X 10 2

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the “Statement”), filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, subsequently amended and supplemented by Amendment No. 1, filed with the Commission on January 27, 2004, by Jason M. Fish (the “Reporting Person”) relating to shares of Common Stock, par value $0.01 per share (the “Shares”), of CapitalSource Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meaning set forth in the Reporting Person’s original Statement.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting the paragraph added by Amendment No. 1 to the Statement and by adding the following:

     On January 20, 2004, the Issuer filed with the Commission a registration statement on Form S-1 (Registration No. 333-112002) which was subsequently amended on January 23, 2004, January 27, 2004 and February 2, 2004 (collectively, the “2004 Registration Statement”). The 2004 Registration Statement was declared effective by the Commission on February 2, 2004. The 2004 Registration Statement relates to a firm commitment underwritten offering of up to 20,000,000 Shares (including 2,500,000 Shares subject to an option granted to the underwriters named therein to cover over-allotments) by the selling shareholders named therein. On February 6, 2004, the Reporting Person offered and sold 1,394,017 Shares pursuant to the 2004 Registration Statement.

     The Issuer has adopted, effective as of November 26, 2003, a Deferred Compensation Plan for the benefit of a select group of management and highly compensated employees that will permit participants in the plan to elect to defer payment of their annual bonus and restricted stock units into the Deferred Compensation Plan commencing with bonuses paid with regard to 2004 performance. Amounts deferred under this plan will be deemed to be invested in the Issuer’s common stock units and will ultimately be payable in the form of the Issuer’s Shares at the earlier of termination of employment or the date elected by the executive. Earlier distributions are permitted only in the case of financial hardship. Distribution of payments will be accelerated on a change in control. A stock unit is an unfunded right to receive one Share at a future date. Stock units will be credited with dividend equivalents in the form of additional stock units if the Issuer pays a dividend. This summary of the Deferred Compensation Plan is qualified in its entirety by the full terms and conditions of the Deferred Compensation Plan, a copy of which is incorporated herein by reference. For a copy of the Deferred Compensation Plan, see Exhibit 10.21 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed by the Issuer on February 2, 2004, which agreement is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended by deleting paragraphs (a) and (b) thereof and replacing them as follows:

     (a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 6,453,104 Shares, which represents 5.4% of the Issuer’s Shares. The Shares beneficially owned by the Reporting Person include 1,800,000 Shares held by the Fish Children 2000 Trust, an irrevocable trust for the benefit of the Reporting Person’s children. The Shares beneficially owned by the Reporting Person also include 350,000 Shares held by Fish Family Partnership L.P.

CUSIP No. 14055X 10 2

     (b) As of the date hereof, the Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of 4,303,104 Shares. The Reporting Person shares power with Courtney Benoist, the trustee (the “Trustee”) of the Fish Children 2000 Trust to vote or direct the voting of, or dispose of 1,800,000 Shares held by the Fish Children 2000 Trust. In addition, the Reporting Person shares power with the Trustee to vote or direct the voting of, or dispose of 350,000 Shares held by Fish Family Partnership L.P. The Trustee’s address is c/o Jason M. Fish, CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815. The Trustee is a citizen of the United States, is not presently employed, and has not been involved in any proceeding described in Items 2(d) or (e).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by adding the following:

     Pursuant to the Underwriting Agreement, dated February 2, 2004, among Credit Suisse First Boston LLC, Citigroup Global Markets Inc., and Lehman Brothers Inc., as representatives of the underwriters, the Issuer, and the selling stockholders party thereto, including the Reporting Person (the “2004 Underwriting Agreement”), the Reporting Person has agreed, subject to the terms and conditions of the 2004 Underwriting Agreement, until May 20, 2004, not to offer, sell, pledge, contract to sell or otherwise dispose of any Shares (other than the sales reported herein), or securities convertible into or exchangeable or exercisable for any Shares, or enter into any swap, hedge or other arrangement that transfers the economic consequences of ownership of Shares, provided, that the Reporting Person may enter into any private resale of Shares so long as its transferees agree to a substantially similar lock-up arrangement. This summary of the lock-up arrangement contained in the 2004 Underwriting Agreement is qualified in its entirety by the full terms and conditions of the 2004 Underwriting Agreement, a copy of which is incorporated herein by reference. For a copy of the Underwriting Agreement, see Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed by the Issuer on February 2, 2004, which agreement is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

     Exhibit 1. CapitalSource Inc. Deferred Compensation Plan incorporated by reference to Exhibit 10.21 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed on February 2, 2004 (Commission File Number 333-112002).

     Exhibit 2. Underwriting Agreement, dated February 2, 2004, among Credit Suisse First Boston LLC, Citigroup Global Markets Inc., and Lehman Brothers Inc., as representatives of the underwriters, the Issuer, and the selling stockholders party thereto incorporated by reference to Exhibit 1.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed on February 2, 2004 (Commission File Number 333-112002).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jason M. Fish ________________________ President and Director

Date: February 11, 2004